EXHIBIT 99.1

PyroGenesis’ CEO to Present at the Sidoti Virtual Investor Conference on June 23rd, 2021

MONTREAL, June 14, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes plasma atomized metal powders, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, is pleased to announce today that Mr. P. Peter Pascali, CEO and Chair of PyroGenesis, is scheduled to present at the Sidoti Investor Virtual Conference on Wednesday, June 23rd, 2021 at 10:00 AM Eastern Time.

To access the live presentation, please use the following information:

Sidoti Virtual Investor Conference
Date: Wednesday, June 23rd, 2021
Time: 10:00 AM Eastern Time (7:00 AM Pacific Time)

If you would like to book one -on-one investor meetings with Mr. Pascali, and/or to watch the Company's presentation, please make sure you register for the virtual event here: Sidoti Presentation Weblinks

One-on-one meetings will be scheduled on June 23rd and 24th and conducted via a private, secure, video conference through the conference event platform provided.

For investors unable to attend the live presentation, all company presentations/webcasts will be available for a period of 90 days after the event on the conference event platform.

Separately, the Company has granted Ms. Sara-Catherine Tolszczuk, Legal Counsel and Corporate Secretary of PyroGenesis, stock options to acquire 100,000 common shares of the Company with an exercise price of $6.70 per common share, which are exercisable over a period of five (5) years. The options are granted in accordance with the Company’s stock option plan and remain subject to regulatory and exchange approval.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/